SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2003


                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                  Form 40-F   X
                  -----                       -----

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                       No      X
             -----                       -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CP SHIPS LIMITED
                                    ----------------
                                             (Registrant)


Date:  12 August 2003

                                    By:   /s/ John K. Irving
                                         -------------------------------------
                                          Name:   John K. Irving
                                          Title:  Vice President, General
                                                  Counsel & Secretary




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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                Page
----------------------                                                ----

10.1     Press Release of CP Ships Limited "CP SHIPS COMMITS           4
         TO LONG-TERM NEWBUILD CHARTERS", dated
         12 August 2003







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                                                                  Exhibit 10.1



                CP SHIPS COMMITS TO LONG-TERM NEWBUILD CHARTERS

LONDON, UK (12 August 2003) CP Ships Limited its agreement to the long-term charter of nine 4250 teu newly built containerships from Seaspan Container Lines for a term of up to ten years. Scheduled for delivery between late 2005 and early 2007, the ships will be built by Samsung Heavy Industries of Korea.

"We recently completed a four-year $800 million ship investment program to replace chartered ships with owned ships. But with the addition of Italia Line last year, various service expansions and the prospect for future trade growth our requirements have evolved. These new long-term charters will ensure we have the right ships when we need them and reduce further our reliance on the volatile, and through the cycle more expensive, short to medium term charter market," commented CP Ships CEO Ray Miles. "Furthermore, the charter rate is close to our equivalent cost of ownership including financing."

CP Ships already has six similar 4100 teu ships in its fleet and this ship size will represent a core element of the long-term fleet required to service its regional trades.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 36 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 86 ships and 450,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media

                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764





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                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.




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